UNITED STATES
[redacted]CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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02021992

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51343

RECEIVED AUG 30 2002 WASH. D.C. 154 SECTION PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Leader Capital Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 SW Morrison, Suite 425
(No. and Street)

Portland (City) OR (State) 97204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John E. Lekas (503) 294-1010
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Williamson & Associates, LLP
(Name — *if individual, state last, first, middle name*)

One SW Columbia, Suite 625 (Address) Portland (City) Oregon (State) 97258-2002 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED SEP 17 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, John E. Lekas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Leader Capital Corporation, as of June 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

OFFICIAL SEAL
CANDY L. DILLON
NOTARY PUBLIC-OREGON
COMMISSION NO. 352479
MY COMMISSION EXPIRES DEC. 6, 2005

John Lekas by Robert Wallace
Signature

AS ATTORNEY IN FACT
Title

Candy L. Dillon
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LCC Leader Capital Corp

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the Year Ended June 30, 2002

TABLE OF CONTENTS

To the Board of Directors
Leader Capital Corporation
Portland, Oregon

We have audited the accompanying balance sheet of Leader Capital Corporation as of June 30, 2002, and the related statements of income, changes in stockholder equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Leader Capital Corporation at June 30, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. This information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Williamson + Assoc., LLP

August 23, 2002

LEADER CAPITAL CORPORATION

BALANCE SHEET

June 30, 2002

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 121,864
Receivables from clearing organization	61,522
Prepaid expenses	1,150
Total current assets	184,536
OTHER ASSETS	
Investments - cost basis of $10,000	927
Due from affiliate	70,568
Total other assets	71,495
TOTAL ASSETS	$ 256,031

LIABILITIES AND STOCKHOLDER EQUITY

CURRENT LIABILITIES	
Income taxes payable	$ 8,139
Deferred income taxes	6,283
Total current liabilities	14,422
STOCKHOLDER EQUITY	
Common stock – authorized 1,000 shares of no par value; issued and outstanding 100 shares	1,000
Additional paid-in capital	144,773
Retained earnings	104,909
Accumulated other comprehensive income-net unrealized loss	(9,073)
Total stockholder equity	241,609
TOTAL LIABILITIES AND STOCKHOLDER EQUITY	$ 256,031

LEADER CAPITAL CORPORATION

STATEMENT OF INCOME

For the year ended June 30, 2002

REVENUES	
Commissions	$ 210,905
Investment income	549,912
Managed account fees	5,802
Total revenues	766,619
OPERATING EXPENSE	
Broker dealer licenses and registration	9,830
Commission and clearing fund	21,017
Other expenses	4,414
Total operating expenses	35,261
Income from operations	731,358
OTHER INCOME (EXPENSE)	
Insurance income	360,000
User fee income	725,000
Management fee	(633,734)
Commissions	(360,117)
Occupancy fees	(542,426)
Profit sharing expense	(153,250)
Total other income (expense)	(604,527)
NET INCOME BEFORE INCOME TAXES	126,831
INCOME TAX PROVISION	21,922
NET INCOME	104,909
OTHER COMPREHENSIVE INCOME, NET OF TAX	
Unrealized loss on securities	(765)
TOTAL COMPREHENSIVE INCOME	$ 104,144

See auditors' report and
notes to financial statements

LEADER CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER EQUITY

For the year ended June 30, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at June 30, 2001	$ -	$ -	$ -	$ -	$ -
Reorganization	-	144,773	-	(8,308)	136,465
Stock Purchase	1,000	-	-	-	1,000
Net income	-	-	104,909	-	104,909
Accumulated other comprehensive income	-	-	-	(765)	(765)
Balance at June 30, 2002	$ 1,000	$ 144,773	$ 104,909	$ (9,073)	$ 241,609

See auditors' report and
notes to financial statements

LEADER CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

For the year ended June 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 104,909
Adjustments to reconcile net income to net cash used by operating activities:	
(Increase) decrease in assets:	
Receivables from clearing organization	4,562
Receivables from affiliate	(70,568)
Prepaid expenses	469
Increase (decrease) in liabilities:	
Income taxes payable	8,139
Deferred income taxes	6,283
Net cash used by operating activities	(51,115)
CASH FLOWS FROM FINANCING ACTIVITIES	
Sale of stock	1,000
Net cash provided by financing activities	1,000
NET INCREASE IN CASH	54,794
CASH, TRANSFERRED IN REORGANIZATION	67,070
CASH, END OF YEAR	$ 121,864

See auditors' report and
notes to financial statements

LEADER CAPITAL CORPORATION

STATEMENT OF CASH FLOWS, continued

For the year ended June 30, 2002

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Schedule of non-cash investing and financing transactions:

Unrealized loss on investments held available for sale	$ 765
Assets transferred under the plan of reorganization:	
Cash	$ 67,070
Accounts receivable	66,084
Prepaid expenses	1,619
Investments	1,692
Total assets	$ 136,465
Stockholders equity	
Additional paid in capital	$ 144,773
Accumulated other comprehensive income	(8,308)
Total stockholders equity	$ 136,465
Supplemental Disclosure of Cash Flow Information -	
Cash paid during the period for income taxes	$ 7,500

See auditors' report and
notes to financial statements

LEADER CAPITAL CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2002

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ACTIVITY

Leader Capital Corporation (the "Company") is an Oregon corporation formed in 1997. In 1999, the Company registered with both the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. as a broker/dealer, pursuant to the relevant provisions of the Securities Exchange Act of 1934, as amended. On July 1, 2001, the Company reorganized into two separate entities comprised of a broker/dealer (Leader Capital Corporation) and a management and advisory entity (Leader Capital Investments, Inc.) as described in the related party transactions footnote.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers cash and cash equivalents to include all time deposits, money market accounts, repurchase agreements and highly liquid investments purchased with original maturities of three months or less at the date of purchase. At June 30, 2002, cash balances included approximately $67,000 in money market funds.

SECURITIES TRANSACTIONS

Security transactions and related commission revenue and expense are recorded on a trade date basis. Differences between trade date and settlement date, if any, are not significant.

Fees for managed accounts are received quarterly, but are recognized as earned over the term of the contract.

INCOME TAX

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are provided for the temporary differences in basis of the Company's assets and liabilities and their reported amounts. These differences relate principally to the income recognition differences of the accrual method used for financial reporting purposes and the cash method used for income tax reporting purposes. Deferred tax assets and liabilities are determined based on the enacted rates that are expected to be in effect when these differences are expected to reverse. Deferred tax expense or benefit is the result of the changes in the deferred tax assets and liabilities.

LEADER CAPITAL CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2002

USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

RECEIVABLES FROM CLEARING ORGANIZATION

Receivables from clearing organization represent amounts owed to the Company by its clearing agent, First Allied Securities, at June 30, 2002.

INVESTMENTS

The Company is an investor in an investment partnership. The Company has elected to classify its investment partnership holding as held to maturity and reports this investment at fair value, with unrealized gain and losses excluded from earnings and reported as a separate component of equity. (See related party footnote disclosure). The unrealized losses on investments included as a separate component of equity was $9,073 as of June 30, 2002.

	Cost	Fair Market Value	Unrealized Loss
Investment partnership	$ 10,000	$ 927	$ (9,073)

LEADER CAPITAL CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2002

INCOME TAXES

For the year ended June 30, 2002, the Company's income tax provision consists of the following components:

	2002
Current income tax expense:	
Federal	$ 11,328
State	4,311
	15,639
Deferred income tax expense (benefits):	
Federal	5,194
State	1,089
	6,283
Income tax provision	$ 21,922

The net deferred tax liabilities and assets in the accompanying balance sheet at June 30, 2002, include the following components:

	2002
Current	
Deferred tax liabilities	$ 7,371
Deferred tax assets	1,088
	$ 6,283

Taxes provided differ from the federal effective rates for the period ended June 30, 2002 primarily due to timing differences that result from using the accrual method for accounting for book purposes and the cash method for income tax purposes.

RELATED PARTY TRANSACTIONS

The stockholder of the Company also owns a majority interest in a related entity, Leader Capital Investments, Inc. (Leader Investments). This entity provides the Company with professional management and investment advisory services. The Company advances funds under uncollateralized receivables to the related entity. The receivables are non-interest bearing and totaled $70,568 as of June 30, 2002. Management of the Company believes all receivables will be collected and, therefore, no provision for doubtful accounts has been made.

Leader Investments provides management services to the Company. Management fee expense for the year ended June 30, 2002 totaled $633,734. Leader Investments also is reimbursed by the Company for its share of lease and related office expenses. For the year ended June 30, 2002 occupancy fees totaled $542,426. Leader Investments pays Leader Capital Corporation a user fee for the management rights to their clients. For the year ended June 30, 2002 user fee income totaled $725,000. In addition, Leader Capital Corporation pays Leader Investments a profit sharing expense based upon net income earned by the broker/dealer activities. For the year ended June 30, 2002, profit sharing expense totaled $153,250. Leader Capital Corporation also agreed to broker specific transactions for Leader Investments. One such transaction occurred during the year ended June 30, 2002 which resulted in commission expense at $360,117.

The Company is the general partner in Leader Partners II, L.P. The limited partnership invests in various securities classified as trading securities. The Company manages the limited partnership and receives nominal commissions. The Company's investment in Leader Partners II, L.P. was $10,000, and had a fair market value of $927 at June 30, 2002.

CONCENTRATION OF CREDIT RISK

For the year ended June 30, 2002, three customers represented approximately $540,000 of the Company's commission revenue. Revenues from the customers accounted for 36%, 21% and 15% of the Company's total commission revenue.

NET CAPITAL

The Company is subject to the Uniform Net Capital Rule (the "Rule") adopted by the SEC, which requires the maintenance of minimum net capital to be greater than 1/15th of aggregate indebtedness or $5,000 under Rule 15c3-1(a)(2). At June 30, 2001, the Company has net capital and required net capital of $168,964 and $5,000, respectively, and a ratio of aggregate indebtedness to net capital of .09 to 1. Net capital and required net capital may fluctuate on a daily basis.

SUPPLEMENTARY INFORMATION

LEADER CAPITAL CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15 C3-1

June 30, 2002

NET CAPITAL	
Total stockholder equity	$ 241,609
Less nonallowable assets:	
Due from affiliate	70,568
Prepaid expenses	1,150
Total nonallowable assets	71,718
Tentative net capital	169,891
Less haircuts on securities:	(927)
Net Capital	$ 168,964
AGGREGATE INDEBTEDNESS:	
Total liabilities from balance sheet	$ 14,422
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum net capital required	$ 5,000
Excess net capital	$ 163,964
Excess of capital at 1000%	$ 167,522
Ratio of aggregate indebtedness to net capital	.09 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION:	
Net capital, as reported in Company's Part IIA (unaudited) Focus Report	$ 182,835
Additions to retained earnings for audit adjustments, primarily related to:	
Tax accrual	(14,422)
Correction of an error	551
Net capital per above	$ 168,964

See auditors' report

LEADER CAPITAL CORPORATION

EXEMPTION FROM RESERVE REQUIREMENTS UNDER RULE 15 C3-1

June 30, 2002

EXEMPTIVE PROVISIONS:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1)(ii) in the Rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Leader Capital Corporation
Portland, Oregon

In planning and performing our audit of the financial statements of Leader Capital Corporation for the year ended June 30, 2002, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Leader Capital Corporation that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemption provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Williamson & Assoc., LLP

August 23, 2002